UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2021

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2021

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Naoki Ueda
Name:	Naoki Ueda
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Establishment of the MUFG Way

and new Medium-term Business Plan

Tokyo, April 1, 2021 — MUFG today announced that it has newly defined its purpose, expressing this principle in the MUFG Way (previously our Corporate Vision). Under the MUFG Way, we have also established a new Medium-term Business Plan for the three-year period beginning in FY2021.

Japan faces challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. More recently, the environment we operate in has been affected by issues including the COVID-19 pandemic, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed.

MUFG seeks to meet these changes with clear eyes and to make the most of these challenges as opportunities for growth to become a leading force in the new era. It is with this goal that we have defined our purpose: “Empowering a brighter future.” Our plan for the three years starting from 2021, outlining how we will leverage our financial and digital strengths to help our stakeholders around the world, is set out in the new Medium-term Business Plan.

We are positioning the three-year term of this new Medium-term Business Plan as the “Three Years of New Challenges and Transformation.” We will strive to meet the expectations of all our stakeholders—including customers, shareholders and employees—by structuring our business model to suit the changes in our environment and achieving higher profitability and improved return on equity.

1.	The MUFG Way

The MUFG Way articulates the values that guide all we do. It is comprised of our newly defined Purpose (our reason for being), our Values (values to be shared throughout the organization), and our Vision (our medium- to long-term goals).

Our Purpose, “Empowering a brighter future.” expresses our determination to help all our stakeholders take the next step forward. It is our view that our Purpose, as the starting point for all business activities, gives direction and force to the strategies included in our Medium-term Business Plan, allowing us to contribute further to realizing a sustainable society.

Visualizing the MUFG Way

(1)	Our Purpose: Reason for being Empowering a brighter future.

In these rapidly changing times, all of our stakeholders are overcoming challenges to find a way to the next stage, toward sustainable growth. We at MUFG will make every effort to help realize these goals. This will be our unchanging purpose now, and into the future.

The challenges faced by our stakeholders will be the starting point for our strategic proposals and their execution. Through our efforts to find solutions, we will seek to enhance the MUFG Group’s corporate value sustainably, meeting the expectations of our shareholders and investors.

To empower our customers

•   Across generations, we would like to see our customers achieve a quality of life that affirms who they are. To this end, we will provide convenient services that leverage digital technologies and outstanding consulting capabilities that meet a variety of needs, from asset formation to estate succession and more.

•   To assist our customers to thrive in these rapidly changing times and achieve sustainable growth, we will leverage our wide-ranging financial solutions and global reach to contribute to developing industry and strengthening businesses.

To empower our communities and society

•   Making our society more resilient requires reliability and stability as well as innovation. Through accurate and swift financial operations, we will contribute to building social infrastructure that will better withstand natural disasters and achieve regional revitalization.

•   We will work to make our financial systems more robust through efforts such as strengthening cybersecurity, making systems more convenient and contributing to the shift to digital across society.

To empower the next generation

•   In order to create a world in which human society and the natural environment can co-exist in harmony and to pass this world on to future generations, we will act to respond to climate change and protect the environment.

•   Through various social initiatives, we will support the healthy growth and development of children—the generations that will succeed us.

To empower the employees of MUFG

•   To contribute to our employees’ growth, we will promote inclusion and diversity, provide opportunities for growth, and offer an environment in which employees can direct their energies into working with a sense of fulfillment.

(2)	Our Values: Shared values

In addition to our unchanging primary value of Integrity and Responsibility, we will also value Professionalism and Teamwork and will Challenge Ourselves to Grow

(3)	Our Vision: Medium- to long-term goals

By empowering our stakeholders to find a way to the next stage, toward sustainable growth, we will make every effort to become an indispensable partner, and to be the world’s most trusted financial group.

2.	Business strategies built on our Purpose

“Empowering a brighter future.”

Over the next three years we will engage in the business strategies below, leveraging our strengths to address the issues facing our stakeholders.

3.	Our Medium-term Business Plan

(1)	Basic Policy

In our Medium-term Business Plan, our goal at the end of its three-year span is to leverage our financial and digital capabilities to be the leading business partner that pioneers the future. We set this goal with the desire to help all our stakeholders take the next step forward in a time of constant change. The key words for the transformative change we will be pursuing are (1) Digitalization, (2) Sustainability Management, and (3) New Challenges/Speed. We will address the issues that confront our customers and wider society, working to provide optimal solutions.

(Please see the last page for information on sustainability management)

(2)	Key Strategies (Three Strategic Pillars)

A)	Corporate Transformation

To change how our company operates and executes. While focusing on “Digital transformation,” and “Contribution to addressing environmental and social issues,” we will also aim to “Transform our corporate culture” in order to accelerate decision making.

B)	Strategy for Growth

In order to strengthen profitability, we will promote our “Wealth Management Business,” “Approach of proposing solutions to the issues faced by our corporate customers,” “Asia Business,” “GCIB and Global Markets” and “Global Asset Management / Investor Services.”

C)	Structural Reforms

To ensure resilience, we will promote “Cost and risk asset control,” “Transformation of our platforms and business base,” and a “Review of our business portfolios” by reconsidering our non-profitable segments and undertaking to find new business opportunities.

Enhancing Sustainability Management

As we direct our efforts to achieving sustainability for the environment and society, we have reviewed our priority issues in view of our newly defined purpose, “Empowering a brighter future.” Considering both societal expectations and affinities with MUFG’s business areas, we have identified 10 priority issues.

In order to more closely integrate addressing environmental and social issues with MUFG’s management strategies, we will pursue a variety of efforts for the 10 priority issues below.

In addressing climate change and environmental protection, given that the Japanese government has made pledges to become carbon neutral, etc., our efforts will involve the dual aspects of business opportunities and risk management. We also see possibilities for mutually reinforcing growth in economic activities and the environment; to support this, we have identified renewable energy, hydrogen and next-generation energy, and carbon recycling as areas for targeted support. We had set a cumulative target of providing 20 trillion yen in sustainable finance by FY2030, but have raised this target to 35 trillion yen.

Regarding low birthrates and aging populations, we can help individuals prepare for the possibility of a 100-year life by meeting needs such as asset formation and ensuring that their businesses are passed on smoothly to successors. We will also engage in investment-related education to improve financial literacy and so that building assets for one’s future will become a more familiar activity. Also, we will support the health and development of children, the generations that will succeed us, through social contribution activities such as donating to groups supporting children.

Around inclusion and diversity, we regard such perspectives as important values that give our organization greater resilience to adapt to change in this rapidly evolving time. As a company that has been designated a Nadeshiko Brand1, we will make efforts to increase the ratio of women in management positions, encourage our male employees to take childcare leave and determine assignments/promotions without regard for gender and based rather on each employee’s personal circumstances, motivation and aptitude.

[1]

Nadeshiko Brand: a recognition jointly conferred by Japan’s Ministry of Economy, Trade and Industry and the Tokyo Stock Exchange recognizing outstanding TSE-listed enterprises that are empowering women in the workplace.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with around 2,600 locations in more than 50 countries. The Group has over 180,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

Press contact:

Takeshi Ito

Public Relations Division

Tokyo/Head Office

Mitsubishi UFJ Financial Group, Inc.

T +81-3-5218-1815

E takeshi_12_itou@mufg.jp